KENEXA CORPORATION

650 East Swedesford Road

Wayne, Pennsylvania 19087

(610) 971-9171

June 23, 2005

Via EDGAR and Facsimile

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Roberts, Esq., Staff Attorney

Re:	Kenexa Corporation
Registration Statement on Form S-1
Registration No. 333-124028

Dear Mr. Roberts:

Kenexa Corporation, a Pennsylvania corporation (the “Company”), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-1, Registration No. 333-124028 (as amended, the “Registration Statement”), be accelerated so that the Company’s Registration Statement will become effective, pursuant to Rule 430A, at 4:15 p.m. on Thursday June 23, 2005, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy or accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

KENEXA CORPORATION

By:	/s/ Donald F. Volk
Donald F. Volk
Chief Financial Officer